18001266

ION

Washington, D.C. 20549

SEC Mail Processing Section MAR 15 2018 Washington DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Ave Suite 101
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Finnan 516-622-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E&B.

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc. of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 2022

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morgan Wilshire Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2017

ASSETS	
Current Assets	
Cash and Investments	
Bank Accounts	66,218.95
Other Accounts	111,539.81
Investment Accounts	2,815.65
Total Cash and Investments	180,754.41
Other Current Assets	
Clearance Account	362,188.04
Total Other Current Assets	362,188.04
Total Current Assets	542,762.45
TOTAL ASSETS	**542,762.45**
LIABILITIES & EQUITY	
Liabilities	
Payroll Payable	359,955.74
Accounts Payable	57,480.78
Total Liabilities	417,436.52
Equity	
3300 · Capital Stock	28.50
3400 · Additional Paid in Capital	1,172,779.58
3500 · Distributions	(280,000.00)
3900 · Retained Earnings	(1,023,486.52)
Net Income	256,004.37
Total Equity	125,325.93
TOTAL LIABILITIES & EQUITY	**542,762.45**

The accompanying notes are an integral part of these financial statements.